# SEC Schedule 13G/A (Amendment No. 18) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LEMAITRE VASCULAR INC, CIK 0001158895
CUSIP: 525558201
Title of class of securities: Common Stock, $0.01 Par Value
Address of issuer's principal executive offices: 63 SECOND AVENUE, BURLINGTON, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-07-027130
Filed by CIK 0001365737

## Reporting persons
- LeMaitre George W: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,925,929; shared voting power 0; sole dispositive power 1,925,929; shared dispositive power 0; aggregate amount beneficially owned 1,925,929 (8.5% of the class)
  Comment: Aggregate Amount Beneficially Owned by Each Reporting Person includes 34,619 shares subject to options that are exercisable within 60 days of December 31, 2024.

## Item 1. Issuer
Name of issuer: LEMAITRE VASCULAR INC
Address of issuer's principal executive offices: 63 SECOND AVENUE, BURLINGTON, MASSACHUSETTS, 01803.

## Item 2. Person Filing
Name of person filing: George W. LeMaitre
Address of principal business office or, if none, residence:
63 Second Avenue
Burlington, MA 01803
Citizenship: George W. LeMaitre is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on page 2.
Percent of class:
See Item 11 on page 3.
The ownership percentage above is based on an aggregate of 22,549,340 shares of common stock outstanding as of December 31, 2024, according to the Issuer.
Sole power to vote or to direct the vote: See Items 5 through 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- LeMaitre George W: /s/ George W. LeMaitre, George W. LeMaitre (02/13/2025)